EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES CHANGE OF TRANSFER AGENT

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Aug. 11, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that Odyssey Trust Company has replaced Computershare Trust Company as the transfer agent effective August 11, 2025. Shareholders do not need to take any action in respect to the change in transfer agent.

All inquiries and correspondence relating to shareholders' records, transfer of shares, lost certificates, changes of addresses or other inquiries related to shares should now be directed to Odyssey Trust Company as follows:

Odyssey Trust Company
Address:	United Kingdom Building 350-409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Direct Dial:	1-587-885-0960
Canada & US (toll-free):	1-888-290-1175
Email:	shareholders@odysseytrust.com
Contact Odyssey through their website at:	https://odysseytrust.com/ca-en/help/

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

CO: Vizsla Silver Corp.

CNW 09:00e 11-AUG-25